Exhibit 3.1

Registration No. 44116

BERMUDA

CERTIFICATE OF AMALGAMATION

I HEREBY, in accordance with the provisions of Section 108 of the Companies Act,1981 (hereinafter referred to as “the Act”), issue this Certificate of Amalgamation to the amalgamated company bearing the name

SeaCube Container Leasing Ltd.

consequent upon the amalgamation of SeaCube Container Leasing Ltd. and SC Acquisitionco Ltd. effective the 24th day of April 2013.

The Memorandum of Association of SeaCube Container Leasing Ltd. shall be the Memorandum of Association of the amalgamated company, and the Certificate of Amalgamation shall be deemed to be the Certificate of Incorporation of the amalgamated company pursuant to Section 109(g) of the Act.

Given under my hand and the Seal of the

REGISTRAR OF COMPANIES this

24th day of April 2013

for Registrar of Companies